

UNI[TED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegro Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 West 57th Street, Fl 10
(No. and Street)

New York, New York 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephanie Murray, Designated Principal (212) 988-7633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name – *if individual, state last, first, middle name*)

3673 Quakerbridge Rd, PO Box 2555, Hamilton Square, New Jersey 08639
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephanie Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegro Securities LLC, as of February, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
SANDRA J FULMER, Notary Public
PALMER TWP, NORTHAMPTON COUNTY
My Commission Expires Sept. 8, 2013

S. Murray
Signature

Designated Principal
Title

Sandra J. Fulmer
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEGRO SECURITIES LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2012

ALLEGRO SECURITIES LLC

FINANCIAL HIGHLIGHTS
December 31, 2012

		2012
NET INCOME	$	147,436
NET WORTH		30,841
CASH AND CASH EQUIVALENTS		33,560
CURRENT RATIO	4.05 : 1.0	

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditor's Report

The Members
Allegro Securities LLC

Report on the Financial Statements

I have audited the accompanying financial statements of Allegro Securities LLC which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations and members' equity, changes in liabilities subordinated to claims of creditors, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegro Securities LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 20, 2013

ALLEGRO SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Current Assets		
Cash and cash equivalents	$	33,560
Prepaid expenses		1,013
Other receivable		1,531
Total Current Assets		36,104
Equipment		
Computer equipment		9,997
Less: Accumulated depreciation		(6,342)
		3,655
Total Assets	$	39,759

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts payable	$	5,488
Payroll tax payable		3,430
Total Current Liabilities		8,918
Total Liabilities		8,918
Members' Equity		
Members' Equity		
Member Capital		385,300
Member (deficit)		(354,459)
		30,841
Total Liabilities and Members' Equity	$	39,759

See accompanying notes.

ALLEGRO SECURITIES LLC
STATEMENT OF OPERATIONS AND MEMBERS EQUITY
Year Ended December 31, 2012

REVENUES		
Placement and transaction fees	$	342,417
Advisory fees		20,000
		362,417
OPERATING EXPENSES		
Wages and benefits		57,506
Commissions		58,333
Compliance fees		7,167
Professional fees		8,133
Travel & marketing		28,167
General & administrative		26,171
Rent		18,000
Payroll tax expense		4,633
Regulatory fees		5,629
Depreciation		1,242
		214,981
Income From Operations		147,436
Net Income		147,436
Member Equity - December 31, 2011		63,790
Distributions		(180,385)
Member Equity - December 31, 2012	$	30,841

See accompanying notes.

ALLEGRO SECURITIES LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2012

Subordinated Liabilities at December 31, 2011	$ -
Increases	-
Decreases	-
Subordinated Liabilities at December 31, 2012	$ -

See accompanying notes.

ALLEGRO SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS EQUITY

Year Ended December 31, 2012

	Number of Units	Member Capital Member A Amount	Member B Amount	Additional Paid-In Capital	Member Equity (Deficit)	Total
Balance at December 31, 2011	0	$ 300,534	$ 84,766	$ -	$ (321,510)	$ 63,790
Current year activity - Capital contributions	-			-	-	-
Transferred Ownership Interest (see Note 9)		84,766	(84,766)			
- Distributions					(180,385)	(180,385)
Net Income	-			-	147,436	147,436
Balance at December 31, 2012	0	$ 385,300	$ -	$ -	$ (354,459)	$ 30,841

See accompanying notes.

ALLEGRO SECURITIES LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	147,436
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation		1,242
(Increase) Decrease in Operating Assets:		
Accounts receivable		48,000
Prepaid expenses		1,949
Other receivables		(673)
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		(9,540)
Payroll tax		(1,859)
Net cash provided by operating activities		186,555
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
Distributions		(180,385)
Net cash used in financing activities		(180,385)
Net increase in cash		6,170
Cash and cash equivalents at Beginning of Year		27,390
Cash and cash equivalents at End of Year	$	33,560
Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes.

ALLEGRO SECURITIES LLC
Notes To Financial Statements
December 31, 2012

1 Nature of Business Operations

Allegro Securities LLC (the Company) was organized in 2005 as Farragut Capital & Marketing LLC. The Company is a broker-dealer to entities, generally in the real estate industry, seeking to raise capital, and also provides advice to entities considering or planning such transactions. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA.

2 Accounting Policies

(a) Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2012.

(d) Accounts Receivable

Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed. Accounts receivable are not collateralized. At December 31, 2012 the Company had no trade accounts receivable.

(e) Property and Equipment

Property and equipment is recorded at cost. Improvements are capitalized, while repairs and maintenance expenditures are expensed in the statement of operations and members equity. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period.

(f) Revenue Recognition

The Company recognizes revenue from advisory or retainer fees in the period earned, generally when the assignment has been completed or as the advisory services are delivered.

The Company is also entitled to certain placement fees associated with the success of its work as placement agent and such fees are earned when the capital is committed by the investors and any other contingencies have been removed. Revenue is recorded as income when earned under the terms of its advisory and placement agreements and when such revenue can be reasonably estimated.

(g) Income Taxes

The partners are to include their share of the Partnership profits and losses in their respective income tax returns. Accordingly, no federal or state income taxes are payable by the Partnership. The Partnership's tax returns and the amount of income or loss allocable to each partner are subject to examination by federal and state taxing authorities. In the event of an examination of the Partnership's tax return, the tax liability of the partners could be changed if an adjustment in the Partnership's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Partnership may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the partnership and the resulting balances in the partners' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

U.S. GAAP requires that a tax position be recognized or derecognized based on a "more likely than not" threshold. This applies to positions taken or expected to be taken in a tax return. The Company does not believe its financial statements or tax returns include any uncertain tax positions at December 31, 2012 and there are no open tax years prior to 2008. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2012.

(h) Advertising and Marketing

Advertising and marketing costs are expensed as incurred

(i) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 20, 2013 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(k) Fair Value Measurements

The Financial Accounting Standards Board ("FASB") issued under Topic 820 under the FASB Accounting Standards Codification which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value, which focuses on an exit price between market participants in an orderly transaction. The standard also prioritizes, within the measurement of fair value, the use of market based information over entity-specific information and establishes a three-level hierarchy for fair value measurements based on the transparency of information used in the valuation of an asset or liability as of the measurement date.

Assets and liabilities, subject to the standard, measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Inputs that reflect quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 - Inputs are unobservable for the assets or liability and include situations where there is little, if any, market activity for the asset or liability.

For further discussion of fair value, see "Note 5 Fair Value"

(l) Comprehensive Income

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. As of the date of these financial statements the company had no components of comprehensive income

3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $24,642, which was $19,642 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.3619 to 1.

4 Leases

The Company conducts its operations from facilities that are leased on a month to month basis. The agreement is dated November 21, 2011 and became effective on December 1, 2011. The agreement can be terminated by either party with 45 days' notice. The agreement requires a contingent payment of $22,000 representing back rent for the period February 2010 thru November 2011 due at such point in the future when the Company is making a reasonable profit from operations. No provision for this liability has been made in the accompanying financial statements.

Rent expense for the year ended December 31, 2012 was $18,000.

5 Concentrations and Economic Dependency

One customers accounted for 100.% of advisory fees. Two customers accounted for 100.% of placement and transaction fees.

6 Fair Value of Financial Instruments

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2012 the Company was not in violation of this requirement.

8 Related Party Transactions

During the year the Company reimbursed its managing principal member $34,421 for various overhead and travel expenses.

9 Transfer of Ownership Interest

On December 31, 2012 Capital & Marketing USA LLC withdrew its membership from the Company and assigned its interest to the remaining member.

10 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2012 the Company was in compliance with this program.

11 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2012

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditors Report on
Internal Accounting Control

Members
Allegro Securities LLC

In planning and performing my audit of the financial statements of Allegro Securities LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities (if applicable). This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 20, 2013

ALLEGRO SECURITIES LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2012

Pursuant to rule 15c 3-3 relating to possession or control requirements. Allegro Securities LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2012 and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

ALLEGRO SECURITIES LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2012

Schedule I

NET CAPITAL		
Member Equity	$	30,841
Total Credits		30,841
Debits		
Receivables to non-customers		(1,531)
Prepaid expenses		(1,013)
Equipment less accumulated depreciation		(3,655)
Total Debits		(6,199)
NET CAPITAL	$	24,642
CAPITAL REQUIREMENTS		
6 2/3 % of aggregate indebtedness	$	594
Minimum capital requirement		5,000
Net capital in excess of requirements	$	19,642
Ratio of Aggregate Indebtedness to Net Capital	0.3619 to 1	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2012)
Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	24,574
Net Capital, per above		24,642
Difference	$	(68)

ALLEGRO SECURITIES LLC

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2012

Schedule II

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	5,488
Payroll taxes payable		3,430
Total Aggregate Indebtedness	$	8,918

ALLEGRO SECURITIES LLC

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2012

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Allegro Securities LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square. NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

ALLEGRO SECURITIES LLC

Independent Accountants Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation
For the Year Ended December 31, 2012

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Allegro Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Allegro Securities compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Allegro Securities LLC management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and our findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 20, 2013

ALLEGRO SECURITIES LLC
SIPC Transitional Assessment Reconciliation
December 31, 2012

Schedule III

General Assessment Calculation

Total Revenue	$	362,418
Deductions		(20,000)
SIPC Net Operating Revenues		342,418
Rate		0.0025
General Assessment Due		856.04
Less Payments: SIPC 6		(72.92)
Plus: Interest		-
Remaining Assessment Due		783.12
Paid with SIPC 7		(783.12)
Balance Due	$	-

There is no material difference between the SIPC-7T and this reconciliation.

See Independent Accountants' Report.